UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-11330

Paychex, Inc. 401(k)

Incentive Retirement Plan

(Full title of the Plan)

Paychex, Inc.

911 Panorama Trail South

Rochester, NY 14625

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedule and Exhibit

Page No.
Signatures	1

Financial Statements

Report of Independent Registered Public Accounting Firm	2

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2025 and 2024	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Exhibit

23.1 – Consent of Independent Registered Public Accounting Firm for report dated June 12, 2026

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 12, 2026:

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN
(Name of Plan)

/s/ David K. Vogt
David K. Vogt
401(k) Incentive Retirement Plan Committee Member

Report of Independent Registered Public Accounting Firm

To the Paychex, Inc. 401(k) Incentive Retirement Plan Committee and Participants of the

Paychex, Inc. 401(k) Incentive Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Paychex, Inc. 401(k) Incentive Retirement Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP

Insero & Co. CPAs, LLP

Certified Public Accountants

We have served as the Plan’s auditor since 2013.

Rochester, New York

June 12, 2026

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In Thousands

As of December 31,	2025	2024
Assets
Cash	$3,078	$6,996
Investments:
Common stock
Paychex ESOP Stock Fund	171,534	231,016
Annuity funds
ClearCourse Group Variable Annuity	4,303	4,490
Mutual funds
Fidelity 500 Index Fund	418,798	342,832
Fidelity Global ex U.S. Index Fund	128,991	85,704
Fidelity Government Money Market Fund	62,416	68,565
Fidelity Mid Cap Index Fund	101,271	67,144
Fidelity Small Cap Growth K6 Fund	5,058	18,688
Fidelity Small Cap Index Fund	54,716	49,512
Fidelity U.S. Bond Index Fund	80,629	73,026
Fidelity Total Bond K6 Fund	-	32,666
Glenmede Small-Cap Equity Portfolio Fund	38,271	44,695
Vanguard Short-Term Bond Index Fund Class IS	17,125	16,835
Total mutual funds	907,275	799,667
Collective investment trusts
Columbia Trust Dividend Income Fund CAP Class	68,814	-
Columbia Trust Dividend Income Fund Institutional 300	-	76,938
Great Gray Trust EuroPacific Growth Trust Fund Class CT	63,809	65,828
FIAM Core Plus CIT Class I Fund	42,628	-
JPM CB Large Cap Growth Fund CF-A Class	254,604	249,740
MFS Mid Cap Value Fund CT	49,869	87,787
T. Rowe Price Retirement Hybrid Target Date Funds 2005 - 2065	831,459	708,085
Total collective investment trusts	1,311,183	1,188,378

Total investments	2,394,295	2,223,551

Notes receivable from participants	28,011	28,973
Net assets available for benefits	$2,425,384	$2,259,520

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In Thousands

Year ended December 31,	2025	2024
Contributions:
Participant	$100,220	$101,747
Participant rollovers	22,848	13,860
Employer, net of forfeitures	36,742	37,259
Total contributions	159,810	152,866
Investment income:
Dividends and interest income	24,977	24,732
Net realized and unrealized appreciation in fair value of investments	252,657	293,267
Total investment income	277,634	317,999

Interest income on notes receivable from participants	2,420	2,204

Benefits paid to participants	(274,000)	(221,328)
Change in net assets available for benefits, before transfers	165,864	251,741

Transfers from other qualified plans	—	2,085
Change in net assets available for benefits	165,864	253,826

Net assets available for benefits at beginning of year	2,259,520	2,005,694
Net assets available for benefits at end of year	$2,425,384	$2,259,520

See accompanying notes to financial statements.

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

NOTE A. PLAN DESCRIPTION

The following brief description of the Paychex, Inc. (the “Company” or “Paychex”) 401(k) Incentive Retirement Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan Document and Summary Plan Description.

General: The Plan is a defined contribution plan qualified under Sections 401(a) of the Internal Revenue Code (the “Code”), which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant’s compensation to the Plan on a pre-tax and/or after-tax basis through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on July 1, 1984 and has been restated or amended several times, the latest being in December 2025, to make certain changes and enhancements to the Plan.

The Plan operates in part as an employee stock ownership plan (“ESOP”), which is designed to comply with Section 4975(e) and the regulations under the Code. It is not currently intended that the Plan be a leveraged ESOP, although the Plan permits the ESOP to borrow money to purchase ESOP stock if the employer should so elect at some future date. As of December 31, 2025 and 2024, all shares of ESOP stock are allocated to participant accounts. Under this ESOP feature, participants are able to receive dividends on their shares of Paychex common stock in the form of cash or have them reinvested into the Paychex ESOP Stock Fund (“ESOP Fund”).

Plan Administration: The Plan is administered by the Paychex, Inc. 401(k) Incentive Retirement Plan Committee (the “Plan Committee”), which is appointed by the Vice President, Chief Human Resources Officer and approved by the Board of Directors of Paychex. The Plan’s trustee and record keeper is Fidelity Management Trust Company (“Fidelity”), who is also the trustee for the ESOP Fund. Fidelity was responsible for the custody and management of the Plan’s assets for the periods noted.

Plan Amendments: The Plan was amended once in 2025 to enhance its safe harbor matching contribution formula and to accommodate the transfer of certain assets and liabilities related to employee benefit plans of companies recently acquired by Paychex. The Plan was also amended three times in 2024 to accommodate the transfer of certain assets and liabilities of an immaterial business acquisition, to incorporate other administrative changes, and to restate and amend the Plan.

Plan Acquisitions: In April 2025, the Company acquired Paycor HCM, Inc. ("Paycor"). Paycor sponsored a 401(k) plan for the benefit of its employees (the "Paycor Plan"). On January 1, 2026, approximately 2,700 participants of the Paycor Plan became participants in the Plan and on April 15, 2026, Paycor Plan assets were transferred to the Plan. Service time recognized under the Paycor Plan will be recognized for employer match eligibility and vesting purposes under the Plan. The increase in net assets available for benefits resulting from participant reinvestments and loan transfers into the Plan was approximately $255,820,000. On April 27, 2026, the Plan completed the transfer of certain assets and liabilities from an immaterial business acquisition. The increase in net assets available for benefits resulting from participant reinvestments into the Plan was approximately $3,506,000.

In July 2023, the Company acquired Alterna Capital Solutions LLC (“Alterna”). On January 1, 2024, participants of the Alterna 401(k) Plan ("Alterna Plan") became participants in the Plan and in March 2024, Alterna Plan assets were transferred to the Plan. Service time recognized under the Alterna Plan is recognized for employer match eligibility and vesting purposes under the Plan. The increase in net assets available for benefits resulting from participant reinvestments and loan transfers into the Plan were approximately $2,085,000.

Eligible Employees: All new employees of the Company and its participating subsidiaries are eligible to participate in the salary deferral portion of the Plan immediately. Employees must be employed for one year in which a minimum of 1,000 hours have been worked to be eligible to receive a Company matching contribution, when such matching contribution is in effect.

Contributions: Employees may contribute, on a pre-tax basis and/or on an after-tax basis, from 1% up to 50% of their compensation through payroll deductions in increments of 1%, subject to the limitations established by the Code. For the Roth 401(k), employees may only contribute on an after-tax basis, subject to these same limitations. The maximum allowable annual employee contribution to the Plan was $23,500 and $23,000 for the calendar years ended December 31, 2025 and 2024, respectively. The Plan Committee may establish for any Plan year a contribution percentage limit for highly compensated employees that is less than 50%. Employees may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans or individual retirement accounts.

The Company provides a matching contribution in the amount of 100% of the first 3% and 50% on the next 2% of eligible pay that an employee contributes to the Plan for a total matching contribution of 4%. Effective January 1, 2026, the Company's matching contribution is in the amount of 100% of the first 4% of eligible pay that an employee contributes to the Plan. The Company may also elect to make an additional discretionary contribution to the Plan but has not done so for 2025 and 2024.

Additionally, participants who are age 50 or older by the end of the calendar year are allowed to make an additional “catch-up” contribution on a pre-tax basis and/or on an after-tax basis. For the Roth 401(k), participants’ “catch-up” contributions can only be made on an after-tax basis. This contribution was limited to $7,500 for the calendar years ended December 31, 2025 and 2024. Effective January 1, 2026, “catch-up” contributions for participants who are age 60 to 63 is limited to $11,250. The “catch-up” contributions are included in the match calculation, when such matching contribution is in effect, if the employee’s regular contribution is less than the allowable percentage of eligible pay.

Vesting: Participants are fully vested as to their elective contributions, rollover contributions, and company matching contributions, as well as any earnings or losses on those amounts. Within the ESOP Fund, dividends received are fully vested, regardless of years of service.

Participant Accounts: The trustee maintains an account for each participant, including participant-directed allocations to each investment fund. Each participant’s account is credited with the participant’s contribution and allocations of any employer contribution and Plan earnings, less loans and withdrawals. The investments under the Plan are 100% participant-directed. Plan participants can fully diversify their portfolios by choosing from any or all investment fund choices in the Plan. Transfers in and out of investment funds, including the ESOP Fund, are not restricted, with the exception of certain restricted trading periods for individuals designated as insiders as specified in the Paychex Insider Trading Policy. The Company matching contributions follow the same fund elections as the employee compensation deferrals.

Investment Options: As of December 31, 2025, participants may direct contributions in the following investment options:

Paychex ESOP Stock Fund
ClearCourse Group Variable Annuity
Columbia Trust Dividend Income Fund CAP Class
FIAM Core Plus CIT Class I Fund
Fidelity 500 Index Fund
Fidelity Global ex U.S. Index Fund
Fidelity Government Money Market Fund
Fidelity Mid Cap Index Fund
Fidelity Small Cap Growth K6 Fund
Fidelity Small Cap Index Fund
Fidelity U.S. Bond Index Fund
Glenmede Small-Cap Equity Portfolio Fund
Great Gray Trust EuroPacific Growth Trust Fund Class CT
JPM CB Large Cap Growth Fund CF-A Class
MFS Mid Cap Value Fund CT
T. Rowe Price Retirement Hybrid Target Date Funds 2005 - 2065
Vanguard Short-Term Bond Index Fund Class IS

Participants may choose to change their investment option choices and how their contributions are allocated to each fund chosen at any time. The Plan Committee regularly reviews performance, fees, and other key indicators of all investment options and may enter or exit funds at its discretion with the exception of the ESOP Fund.

ClearCourse Group Variable Annuity (“ClearCourse”) is an investment option that provides both guaranteed income at retirement with additional market growth opportunity based on the market performance of its underlying portfolio and it has no redemption restrictions. ClearCourse was frozen to new contributions and transfers into the fund in 2012.

Forfeited Accounts: Forfeited non-vested assets are used to reduce future employer contributions, when available. There were no forfeitures used to reduce employer contributions in 2025 and 2024. Forfeited balances not yet applied to reduce employer contributions were approximately $39,000 as of December 31, 2025 and $19,000 as of December 31, 2024.

Participant Loans: The Plan allows participants to borrow from a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the previous twelve months. Only one loan may be outstanding at any time. The rate of interest is the United States (“U.S.”) prime lending rate plus 1% at the time the loan is disbursed. Payroll deductions are required to repay the principal and interest on the loan generally within four and one-half years, except for loans used for the purchase of a principal residence, which are required to be repaid generally within nine and one-half years. Participant loans are subject to a one-time, non-refundable loan origination fee of $75, which is deducted from the participant’s account.

Withdrawals: Withdrawals for financial hardship are permitted provided they are for a significant and immediate financial need, meet the applicable hardship criteria as outlined in the Code, and the distribution is necessary to satisfy that need. Before requesting a hardship withdrawal, participants must exhaust all other eligible withdrawal options available in the Plan. One hardship withdrawal may be taken each calendar year. For actively employed Plan participants, the Plan also allows for: partial withdrawals of vested balances at age 59 1/2; withdrawals of rollover contributions made prior to April 15, 2002; and withdrawals of dividends on the participant’s shares of Paychex common stock in the ESOP Fund in the form of cash, if desired.

Payment of Benefits: Upon separation from employment, at retirement, or reaching the age of 59 1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or annual installments over a fixed period of time.

Participants in ClearCourse may elect to receive their vested interest as follows: full lifetime retirement income guarantee at the age of 65 or older; reduced lifetime retirement income guarantee between the ages of 55 and 64; and forfeiture of the lifetime retirement income guarantee prior to age 55.

Voting and Tender Offer Rights on ESOP Stock: Each participant in the ESOP Fund is entitled to exercise voting rights on shares held in their account and also direct the ESOP trustee to tender their shares of ESOP Stock if an offer is made to purchase such shares. If the participant does not vote or indicate their preference with respect to a tender offer, the trustee will vote the participant’s shares and unallocated shares in the same proportion as the shares for which the trustee has received instructions.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to permanently discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

NOTE B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan Committee to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes during the reporting period. Actual amounts and results could differ from these estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value or net asset value ("NAV"). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. NAV is used as a practical expedient to estimate fair value and is based on the underlying value of net assets owned by the applicable investment fund. See Note C, Fair Value Measurements, for further discussion.

Purchases and sales of securities are recorded on a trade-date basis. Net realized gains or losses upon the sale of investments are based on their average cost. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Contributions: Contributions from the Company are accrued in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Notes Receivable from Participants: The principal amount of loans plus any unpaid accrued interest is reported as notes receivable from participants on the Statements of Net Assets Available for Benefits. Loans to participants have various maturity dates between January 2026 and June 2035 and interest rates range from 4.25% to 9.5%. Interest earned is recorded on an accrual basis as interest income on notes receivable from participants in the Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: Costs related to administering the Plan may be paid by the Company or the Plan. The Company incurred approximately $68,000 and $317,000 in 2025 and 2024, respectively, in administrative expenses.

Recently Adopted Accounting Pronouncements: There were no recently adopted accounting pronouncements during 2025.

Recently Issued Accounting Pronouncements: Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification), and the American Institute of Certified Public Accountants did not, or are not, expected to have a material effect on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Reclassifications: Certain prior period amounts have been reclassified to conform to the current period presentation, and had no effect on the reported change in net assets available for benefits.

Subsequent Events: The Plan has evaluated subsequent events for potential recognition and/or disclosure through the date of issuance of these financial statements. As previously noted in Note A, Plan Description, Plan Acquisitions, the Plan completed the transfer of assets from the Paycor Plan and another immaterial acquisition subsequent to December 31, 2025.

NOTE C. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•
Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.
•
Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.
•
Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

The carrying value of cash approximates its fair value due to the short maturity of this financial instrument. Notes receivable from participants are valued at the principal amount plus accrued interest, which approximates fair value. Mutual funds and Paychex common stock, which is the sole investment in the ESOP Fund, are stated at their approximate fair value based on quoted market prices in active markets.

Collective investment trusts ("CITs") are valued at either fair value, if the trust's NAV is published on a public stock market, or the trust's unpublished NAV, which approximates fair value. There are no redemption restrictions or unfunded commitments in the CITs offered under the Plan. The Annuity Fund, ClearCourse, is valued by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying investments less applicable ClearCourse asset charges. The underlying investments are in the GE Investment Funds, Inc. Total Return Fund Class 2.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s financial assets measured at fair value on a recurring basis were as follows:

	December 31, 2025
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In Thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$907,275	$907,275	$—	$—
Paychex common stock	171,534	171,534	—	—
CITs measured at fair value	113,678	—	113,678	—
Annuity fund	4,303	—	4,303	—

CITs measured at NAV (1)	1,197,505
Total investments at fair value	$2,394,295

	December 31, 2024
		Quoted	Significant
		prices in	other	Significant
	Carrying	active	observable	unobservable
	value	markets	inputs	inputs
In Thousands	(Fair value)	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$799,667	$799,667	$—	$—
Paychex common stock	231,016	231,016	—	—
CITs measured at fair value	153,615	—	153,615	—
Annuity fund	4,490	—	4,490	—

CIT measured at NAV (1)	1,034,763
Total investments at fair value	$2,223,551

(1) In accordance with Accounting Standards Codification subtopic 820-10, investments in CITs that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts of the CITs presented in the fair value tables are intended to permit reconciliation to balances presented in the Statements of Net Assets Available for Benefits.

NOTE D. RISKS AND UNCERTAINTIES

The Plan provides certain investments that are exposed to various risks, such as interest rate risk, credit risk, and market volatility risk. The Plan attempts to limit these risks by authorizing and offering participants a broad range of investment options that are invested in high quality securities or are offered and administered by reputable and known investment and insurance companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments across 29 participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the ESOP Fund, which invests in a single security and cash.

NOTE E. RELATED PARTY TRANSACTIONS

The Plan’s holdings of Paychex common stock qualify as party-in-interest transactions. As of December 31, 2025, the Plan held 1,529,093 shares of Paychex common stock at a fair market value of $171,533,653. As of December 31, 2024, the Plan held 1,647,522 shares of Paychex common stock at a fair market value of $231,015,535.

Certain Plan investments are managed by Fidelity. Fidelity serves as trustee, recordkeeper, and custodian of the Plan and, therefore, transactions involving these investments qualify as party-in-interest transactions. The Plan allows participants to borrow from their vested account balance and notes receivable from participants also qualify as party-in-interest transactions. Costs related to administering the Plan are generally paid by the Company. Refer to Note B, Summary of Significant Accounting Policies, for additional information.

NOTE F. TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated December 1, 2017, stating that the Plan, and amendments through January 16, 2017, is qualified under Section 401(a) and Section 4975(e) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The preparation of financial statements in conformity with U.S. GAAP requires the Plan Committee to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.

The Plan Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Therefore, the Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE G. RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation between the net assets available for benefits as reported in the financial statements to the net assets available for benefits as reported in IRS Form 5500 as of:

	December 31,
In Thousands	2025	2024
Net assets available for benefits – financial statements	$2,425,384	$2,259,520
Less: deemed distributions – defaulted loans	449	408
Net assets available for benefits – IRS Form 5500	$2,424,935	$2,259,112

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(SCHEDULE H, LINE 4i – FORM 5500)

PAYCHEX, INC. 401(k) INCENTIVE RETIREMENT PLAN

EIN-16-1124166

PLAN 001

December 31, 2025

(Dollars, Units, and Shares in Thousands)

Identity of	Description of Investment Including Maturity
Party	Date, Rate of Interest, Collateral, Par or	Units/	Current
Involved	Maturity Value	Shares	Value

Fidelity*	Cash	-	$3,078
Fidelity*	Paychex, Inc. Common Stock	1,529	171,534
Fidelity*	ClearCourse Group Variable Annuity	130	4,303
Fidelity*	Columbia Trust Dividend Income Fund CAP Class	5,857	68,814
Fidelity*	FIAM Core Plus CIT Class I Fund	1,724	42,628
Fidelity*	Fidelity 500 Index Fund	1,762	418,798
Fidelity*	Fidelity Global ex U.S. Index Fund	6,913	128,991
Fidelity*	Fidelity Government Money Market Fund	62,416	62,416
Fidelity*	Fidelity Mid Cap Index Fund	2,742	101,271
Fidelity*	Fidelity Small Cap Growth K6 Fund	262	5,058
Fidelity*	Fidelity Small Cap Index Fund	1,769	54,716
Fidelity*	Fidelity U.S. Bond Index Fund	7,635	80,629
Fidelity*	Glenmede Small-Cap Equity Portfolio Fund	1,186	38,271
Fidelity*	Great Gray Trust EuroPacific Growth Trust Fund Class CT	4,066	63,809
Fidelity*	JPM CB Large Cap Growth Fund CF-A Class	2,008	254,604
Fidelity*	MFS Mid Cap Value Fund CT	2,168	49,869
Fidelity*	T. Rowe Price Retirement Hybrid 2005 Trust Class T14	181	5,208
Fidelity*	T. Rowe Price Retirement Hybrid 2010 Trust Class T14	49	1,481
Fidelity*	T. Rowe Price Retirement Hybrid 2015 Trust Class T14	130	4,198
Fidelity*	T. Rowe Price Retirement Hybrid 2020 Trust Class T14	448	15,551
Fidelity*	T. Rowe Price Retirement Hybrid 2025 Trust Class T14	1,101	41,130
Fidelity*	T. Rowe Price Retirement Hybrid 2030 Trust Class T14	2,525	102,695
Fidelity*	T. Rowe Price Retirement Hybrid 2035 Trust Class T14	2,790	123,358
Fidelity*	T. Rowe Price Retirement Hybrid 2040 Trust Class T14	2,831	134,679
Fidelity*	T. Rowe Price Retirement Hybrid 2045 Trust Class T14	2,832	140,313
Fidelity*	T. Rowe Price Retirement Hybrid 2050 Trust Class T14	2,502	125,150
Fidelity*	T. Rowe Price Retirement Hybrid 2055 Trust Class T14	1,625	81,135
Fidelity*	T. Rowe Price Retirement Hybrid 2060 Trust Class T14	1,384	43,314
Fidelity*	T. Rowe Price Retirement Hybrid 2065 Trust Class T14	670	13,247
Fidelity*	Vanguard Short-Term Bond Index Fund Class IS	1,656	17,125
Participants *	Participant loans **	-	28,011
			$2,425,384

* Represents party-in-interest

** Loans to participants have various maturity dates between January 2026 and June 2035 (interest at 4.25% to 9.5%).